SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of July 2004
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release, dated June 30, 2004.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ELBIT SYSTEMS LTD.
                                     (Registrant)


                                      By: /s/ Ilan Pacholder
                                          --------------------------------------
                                          Name:  Ilan Pacholder
                                          Title: Corporate Secretary

Dated:  July 1, 2004

                                  EXHIBIT INDEX
                                  -------------


    Exhibit No.            Description
    -----------            -----------

       1.                  Press Release, dated June 30, 2004.

                                    EXHIBIT 1

         ELBIT SYSTEMS' HERMES 450 UNMANNED AIR VEHICLE TO SUPPORT U.S.
                 HOMELAND SECURITY ON ARIZONA'S SOUTHERN BORDER

Haifa, Israel, June 30, 2004- Elbit Systems Ltd. (NASDAQ:ESLT) announced today that its wholly-owned subsidiary, EFW Inc., based in Fort Worth, Texas, is providing the Department of Homeland Security, Customs and Border Protection
(CBP) its Hermes 450 Unmanned Air Vehicles (UAV) along Arizona's southern border as part of the Arizona Border Control Initiative (ABCI).

Under the CBP lease contract, EFW and Elbit Systems provide UAV's, ground control stations, operational crews and support personnel for UAV flight support of border patrol operations. This initial pilot program, which is focused on the Arizona border with Mexico, may be extended into next year and may be expanded by CBP to include the northern US border with Canada.

The ABCI initiative is intented to provide improved surveillance along the Mexican border for various homeland security applications, including illegal immigration and drug smuggling. The UAVs will supplement manned aircraft and ground sensors with flight operation scheduled for the summer of 2004. The Hermes 450 Unmanned Air Vehicles are equipped with electro-optic sensors and communications payloads providing day and night imagery to Customs and Border Protection agents. The UAVs permit greater coverage and quicker response in the rugged, desolate areas of the southwest border and are the first operational use of UAVs for border patrol in the USA.

EFW's President ,Tim Taylor, commented: "We are pleased to be supporting this important effort by providing this valuable technology and operating expertise to help the Department of Homeland Security detect and respond to border incidents. Our corporation brings extensive experience in the use of UAVs and associated security systems specifically designed for border protection and we believe that the UAV's will become an integral and successful part of the homeland security front."

Elbit Systems is the primary supplier of tactical UAVs to the Israel Ministry of Defense. Elbit Systems' Unmanned Air Vehicles and its other Border Security systems are used extensively worldwide. The Hermes UAV family comprises new-generation unmanned aircraft designed for real time imaging and data distribution, capable of carrying multiple payloads, featuring fully redundant avionics and providing mission flexibility with exceptional reliability. During the last twelve months, the Hermes 450 UAV system has been successfully supporting the US Government Joint UAV test and evaluation operations at NAS Fallon, Nevada.

About EFW

Based in Fort Worth, Texas, EFW Inc., a member of the Elbit Systems Group, is an established defense electronics supplier specializing in sophisticated hardware and software solutions for upgrade, integration and sustainment programs. EFW provides systems for various weapon platforms for U.S. and allied military forces. EFW is a Gold supplier to Boeing, Silver Supplier to Lockheed Martin and ISO9001 certified.

For more about EFW Inc., please visit our website at www.efw.com.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the uprading of existing military platforms and developing new technologies for defense and Homeland Security applications.

For  more about Elbit Systems, please visit our website at www.elbitsystems.com

Contacts:

Elbit Systems contact            EFW contact                 IR Contacts
---------------------            -----------                 -----------
Ilan Pacholder, VP Finance       Rich Nelson, VP Legal       Ehud Helft/Kenny Green
 & Capital Markets
Elbit Systems Ltd                EFW Inc.                    Gelbart Kahana
Tel:  972-4 831-6632             Tel:817-234-6726            Tel: 1-866-704-6710
Fax: 972-4 831-6659              Fax: 817-234-4499           Fax: 972-3-607-4711
Pacholder@elbit.co.il            EFW_Inc@efw.com             ehud@gk-biz.com,kenny@ gk-biz.com


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.